UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Entoro Gray Swan Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

333 W Loop N Freeway, Suite 333

Houston, TX 77024

Telephone Number (including area code):

(713) 823-2900

Name and address of agent for service of process:

c/o Agents and Corporations, Inc.

1201 Orange St, Suite 600

Wilmington, New Castle County, Delaware 19801

With copies to:

Gerald Francese, Esq.

c/o Locke Lord LLP

Brookfield Place

200 Vesey Street, 20th Floor

(212) 912-2744

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X] NO [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of Houston and State of Texas on the 18th day of May, 2020.

ENTORO GRAY SWAN FUND

By:	/s/ James C. Row
Name:	James C. Row
Title:	Chief Executive Officer

Attest:

/s/ William Taylor
Name:	William Taylor
Title:	Secretary